UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated July 2, 2024, announcing the results of the Special General Meeting and Extraordinary General Meeting of shareholders, including the approval of the envisaged name change from Euronav NV to CMB.TECH NV which will be effective as of October 1, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 2, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated Information Tuesday 2 July 2024 – 15:00 CET _______________________________________

EURONAV SPECIAL & EXTRAORDINARY SHAREHOLDER MEETING RESULTS

ANTWERP, Belgium, 2 July 2024 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) is pleased to announce the formal approval by today’s shareholders’ meeting of the envisaged name change from Euronav NV to CMB.TECH NV. The name change will be effective as of 1 October 2024. All other resolutions were also approved at the Special General Meeting & the Extraordinary General Meeting today.

Resolutions of the Special General Meeting:
1.
Distribution to shareholders of USD 0.88 per share from the available share premium and authorisation to the Supervisory Board to set the payment date and pay the distribution to shareholders during the 2024 financial year.

2.
Intermediary dividend to shareholders of USD 0.27 per share and authorisation to the Supervisory Board to set the payment date and pay the intermediary dividend to shareholders during the 2024 financial year.

3.	Approval, pursuant to article 7:151 of the Belgian Code of Companies and Associations, of clauses included in a credit agreement regarding change of control.
4.	Proxy Crossroad Bank for Enterprises, business counters, business court registers, administrative agencies and fiscal administrations.

Resolutions Extraordinary General Meeting:
1.	Change of the name of the Company.
2.	Amendments to article 1 of the articles of association.
3.	Authorisation to the notary public to amend and coordinate the articles of association in order to align these with the previous decisions.
4.	Proxy Crossroad Bank for Enterprises, enterprise counters, enterprise court registers, administrative agencies and fiscal administrations.

The minutes of the special general meeting of shareholders will be uploaded on the company’s website within the legally prescribed time period.

Change ticker on Euronext and NYSE
Euronav NV has filed a request to change its ticker from EURN to CMBT. This change will be effective as of the 15th of July on Euronext and NYSE.

New website
Furthermore, we are pleased to announce the launch of the company’s new website. From now on all information and documentation can be consulted via https://cmb.tech. The Euronav website will no longer be available and will be redirected to the new one.

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Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech

PRESS RELEASE Regulated Information Tuesday 2 July 2024 – 15:00 CET _______________________________________

Brand manager – Enya Derkinderen
Tel : +32476646359
E-mail: enya.derkinderen@cmb.tech

Publication Q2 2024 results – 8 August 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a diversified & futureproof maritime group with over 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav will change its group's name to CMB.TECH, effective as of 1 October. Euronav will remain the oil tanker shipping company within the group.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.